Exhibit 1

For Immediate Release

BioLineRx Announces Formation of Immuno-Oncology
Scientific Advisory Board (SAB)

- SAB will provide insight and guidance on the Company’s immuno-oncology activities and is comprised of recognized leaders in the fields of cancer immunology, intra-tumoral injections and clinical development -

Tel Aviv, Israel, December 15, 2021 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a late clinical-stage biopharmaceutical company focused on oncology, today announced establishment of a Scientific Advisory Board (SAB) to provide insight and guidance on the Company’s activities in the field of immuno-oncology. The SAB is comprised of recognized leaders in cancer immunology, intra-tumoral injections and clinical development.

Listed in alphabetical order, the founding SAB members are: Ronald Levy, MD, the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA; Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris, France and Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris, France; Ignacio Melero MD, PhD, Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain; and Jon Wigginton, MD, Chair of the SAB and Senior Advisor at Cullinan Oncology, former Chief Medical Officer of MacroGenics, and former Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb.

“We are very pleased to have assembled this group of highly regarded thought leaders in the fields of immuno-oncology, intra-tumoral injections and clinical development,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “Each member of our new SAB brings unique experience and perspectives that will prove invaluable as we continue to advance our immuno-oncology pipeline through later-stage clinical development.

“At the same time, we are excited with the continued progress of our lead clinical asset, Motixafortide, towards NDA submission in stem cell mobilization for autologous bone marrow transplantation, including a pre-NDA meeting with the FDA scheduled to take place within the next 10 days, and we continue to plan for an NDA submission in H1 2022,” concluded Mr. Serlin.

Further details on the founding members of BioLineRx’s SAB are set forth below:

Ronald Levy, MD, is currently the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA. He is an elected member of the National Academy of Sciences and the National Academy of Medicine. He received his bachelor’s degree from Harvard University his MD from Stanford University. Dr. Levy also served as a clinical associate at the Immunology Branch of the National Cancer Institute, followed by one year fellowship at Stanford and two years at the Weizmann Institute of Science. His ground-breaking research on the study of lymphomas produced the first successfully treatment of cancer with a monoclonal anti-idiotypic antibody and paved the way for the development of rituximab (Rituxan®) for the treatment of B-cell lymphoma. Dr. Levy shared the first Armand Hammer Award for Cancer Research, and was later awarded the Ciba-Geigy/Drew Award in Biomedical Research, the American Society of Clinical Oncology Karnofsky Award, the General Motors Charles Kettering Prize, the Key to the Cure Award by the Cure for Lymphoma Foundation, the Medal of Honor by the American Cancer Society, the Evelyn Hoffman Memorial Award by the Lymphoma Research Foundation of America, Damashek Prize from the American Society of Hematology and, the King Faisal International Prize in Medicine. Dr. Levy has published over 300 articles in the fields of oncology and immunology.

Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris; Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris; Research clinician with expertise in oncology (MD) and immunology (PhD). His clinical practice is dedicated to early phase Clinical trials in Cancer Immunotherapies. He works as a senior medical oncologist and an investigator within the Drug Development Department (DITEP) of Gustave Roussy. His translational research focuses on mechanisms of action of immune checkpoint monoclonal antibodies and their adverse events. He is also the director of the Clinical Investigation Center BIOTHERIS dedicated to intratumoral immunotherapies. Dr. Marabelle obtained a MSc & PhD in Oncology & Immunology at Ecole Normale Supérieure de Lyon, King’s College London and University of Lyon. He attended medical school at the University of Paris VI and received his medical degree from the University of Clermont‐Ferrand. He completed his clinical fellowship in the pediatric hematology and oncology institute at the Léon Bérard Cancer Center in Lyon. He did his post-doctoral research training in Professor Ronald Levy´s lab at Stanford University, California, where he focused on strategies to overcome the resistance to immune checkpoint targeted therapies.

Ignacio Melero MD, PhD, is Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain. He leads a group working in translational tumor immunotherapy with emphasis on cell therapy, cytokine gene therapy, and immune-stimulatory monoclonal antibodies. Earlier in his career, Dr. Melero contributed to seminal discoveries in the function Natural Killer cells, and T-cell co-stimulation via CD137 (4-1BB). Dr. Melero has been awarded the BIAL Prize of Medicine, the Conde de Cartagena Award from the Royal Academy of Medicine, Doctor Durantez LAIR Foundation Award and a CRI research award. He has served on advisory boards of Bristol Myers-Squibb, Roche-Genentech, AstraZeneca, Merck Serono and Boehringer Ingelheim, and holds research grants by Pfizer, Bristol Myers Squibb, and Alligator.

Jon Wigginton, MD, currently serves as Chairman of the SAB and Senior Advisor at Cullinan Oncology. Previously, he served as the CMO at MacroGenics, where he led the company’s evolution of a fully integrated, clinical-stage cancer immunotherapy organization. This included the translation of ten new molecules into the clinic, and early phase and/or proof-of-concept studies with bispecific molecules, checkpoint inhibitors, Fc-optimized antibodies and antibody drug conjugates, as well as the design and execution of registration-directed studies. Previously, he served as the Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb. There, he oversaw early clinical development of the BMS Immuno-Oncology portfolio including anti-PD-1, anti-PD-L1 and the anti-PD-1/anti-CTLA-4 combination program among others. He also co-led the BMS International Immuno-Oncology Network. During his academic career, Dr. Wigginton served as Head of the Investigational Biologics Section, Center for Cancer Research, NCI, where he led an integrated basic, translational and clinical research effort focused on combination immunotherapy in preclinical models and early clinical research. He also served previously as president of the Society for Immunotherapy of Cancer (SITC). Dr. Wigginton received his MD and BS in Biology, with distinction, from the University of Michigan.

About BioLineRx
BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a late clinical-stage biopharmaceutical company focused on oncology. The Company’s business model is to in-license novel compounds, develop them through clinical stages, and then partner with pharmaceutical companies for further clinical development and/or commercialization.

The Company’s lead program, Motixafortide (BL-8040), is a cancer therapy platform that was successfully evaluated in a Phase 3 study in stem-cell mobilization for autologous bone-marrow transplantation, has reported positive results from a pre-planned pharmacoeconomic study, and is currently in preparations for an NDA submission. Motixafortide was also successfully evaluated in a Phase 2a study for the treatment of pancreatic cancer in combination with KEYTRUDA® and chemotherapy under a clinical trial collaboration agreement with MSD (BioLineRx owns all rights to motixafortide), and is currently being studied in combination with LIBTAYO® and chemotherapy as a first-line PDAC therapy.

BioLineRx is also developing a second oncology program, AGI-134, an immunotherapy treatment for multiple solid tumors that is currently being investigated in a Phase 1/2a study, with results expected in H1 2022.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events.

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may," "expects," "anticipates," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates; BioLineRx's ability to establish and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; risks related to the COVID-19 pandemic; and statements as to the impact of the political and security situation in Israel on BioLineRx's business. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on February 23, 2021. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Moran Meir
LifeSci Advisors, LLC
+972-54-476-4945
moran@lifesciadvisors.com